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                              FOUNDED 1866

                         May 17, 2006

VIA FAX AND HAND DELIVERY
-------------------------

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Ms. Sara Kalin (202) 551-3454

                  Re:      CITIGROUP COMMERCIAL MORTGAGE SECURITIES INC.
                           AMENDMENT NO. 2 TO REGISTRATION STATEMENT ON FORM S-3
                           FILED MAY 17, 2006
                           FILE NO. 333-132746

Dear Ms. Kalin,

                  On behalf of Citigroup  Commercial Mortgage Securities Inc.
(the "Company"),  we thank you for your letter of May 10, 2006.

                  In response to your letter we have included in this letter responses to the comments you provided. Please note that the prospectus supplement has not been revised since the previous filing of Amendment No. 1 on
April 28, 2006, and the base prospectus has not been revised since the initial filing of the Form S-3 on March 27, 2006. All page references in this letter are to the applicable pages in the clean form of the prospectus supplement.

                  In making this submission on behalf of the Company, we have attempted to respond fully to your comments in order to achieve compliance with
Regulation AB and other applicable rules. If there is any other information that you require, we will be pleased to provide it. Below are our responses to each of the comments that were included in your letter.

GENERAL
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COMMENT:

                  1. We note that you have not provided a copy of the base
prospectus marked to show changes made since the prior filing. Please confirm that no changes were made to the base prospectus and ensure that you file a marked version of the entire filing on EDGAR with your next amendment to comply with the requirements of Regulation S-T.

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Ms. Sara Kalin
Securiites and Exchange Commission
April 27, 2006

RESPONSE:

                  We hereby confirm, on behalf of the Company, that no changes were made to the base prospectus from the initial filing of the Form S-3 on
March 27, 2006 and, additionally, no changes were made to the base prospectus from the filing of Amendment No. 1 on April 28, 2006. We will, simultaneously with the filing of this letter, file a marked version of the entire filing on
EDGAR together with Amendment No. 2 to the Form S-3 referenced above to comply with the requirements of Regulation S-T. In connection therewith, we have filed a marked version of Amendment No. 2 referenced above against Amendment No. 1, however, in the case of the prospectus supplement, we have filed a marked version showing changes from the initial filing of the Form S-3 on March 27,
2006.

DESCRIPTION OF THE MORTGAGE POOL, PAGE S-80
-------------------------------------------

COMMENT:

                  2. While we note the revisions you have made in response to comment 10 of our letter dated April 21, 2006, please either confirm that you will provide delinquency information in 30 or 31 day increments through charge-off or revise to include the form of delinquency disclosure you intend to provide, if applicable.

RESPONSE:

                  We hereby confirm, on behalf of the Company, that in the event historical information and data on delinquencies and loss information is required under Regulation AB, we will provide delinquency experience in 30 or 31 day increments, as applicable, beginning with assets that are 30 or 31 days delinquent, as applicable, through the point that such assets are written off or charged off as uncollectible.

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Ms. Sara Kalin
Securiites and Exchange Commission
April 27, 2006

                                    * * * * *

                  Please feel free to contact me at any time if I can provide additional information, or to discuss the Registration Statement further. You can reach me at (212) 839-5922.

                                Sincerely,

                                /s/ Janet A. Barbiere
                                -------------------------
                                Janet A. Barbiere
                                Sidley Austin LLP

cc:      Angela Vleck
         Citigroup Commercial Mortgage Securities, Inc.

         William J. Cullen, Esq.
         Sidley Austin LLP